

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

August 2, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Bank of Montreal, under the Exchange Act of 1934.

- MicroSectors™ FANG+™ Index 2X Leveraged ETNs due January 8, 2038

- MicroSectors™ FANG+™ Index Inverse ETNs due January 8, 2038

- MicroSectors™ FANG+™ Index -2X Inverse Leveraged ETNs due January 8, 2038

Sincerely,